January 4, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Jeff Gordon

John Cash

Bradley Ecker

Jay Ingram

Re:           Jaguar Global Growth Corporation I

Registration Statement on Form S-1

Filed October 25, 2021, as amended

File No. 333-260483

Dear Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 3, 2022, in which we, the representatives of the several underwriters (the “Representatives”), joined in the request of Jaguar Global Growth Corporation I (the “Company”) to accelerate the effective date of the above-referenced registration statement for January 5, 2022, at 4:00 p.m. Eastern time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Representatives, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

* * *

[Signature Page Follows]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Scott Eisen
	Name:	Scott Eisen
	Title:	Managing Director Head of North America Real Estate & Lodging

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]